Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

IMPORTANT NOTICE ABOUT YOUR RIGHTS UNDER THE

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES INCENTIVE INVESTMENT PLAN

AND THE

BAXTER HEALTHCARE OF PUERTO RICO SAVINGS AND INVESTMENT PLAN

April 21, 2016

As you are aware, Baxter International Inc. (“Baxter”) has made a public offer (the “Exchange Offer”) to all holders of Baxter common stock to exchange some or all of their Baxter common stock for common stock of Baxalta Incorporated (“Baxalta”), which Baxter retained as part of the spin-off of Baxalta last July. As a participant in the Baxter International Inc. and Subsidiaries Incentive Investment Plan or the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the “Plans”), you have the right to direct the Trustee of your Plan to offer some or all of the shares of Baxter stock credited to your Baxter Common Stock Fund account to be exchanged for shares of Baxalta, which will be added to your Baxalta Common Stock Fund account. (For more information on the Exchange Offer, and how to exercise your right to offer your shares for exchange, access the Plan Exchange Offer Website at https://BaxterExchangeOffer.com and view the Baxter Plan Exchange Offer Guide, including timeline and FAQs.)

However, if you choose to offer some or all of your shares for exchange, there will be a period of time, called a “blackout period”, during which you will be temporarily unable to take any of the following actions with respect to the portion of your Baxter Common Stock Fund that you elect to exchange:

1.	Transfer funds out of your Baxter Common Stock Fund.

2.	Receive a loan, in-service withdrawal (including a hardship withdrawal) or other distribution from your Baxter Common Stock Fund.

Please note that if you do not direct the Trustee to exchange any of your shares, your account will not be affected by the blackout period. In addition, if the only Baxter shares within the Plans you offer for exchange are shares held in your self-managed brokerage account, you will not be affected by the blackout.

You will be able to rebalance your accounts during the blackout period, as long as the rebalancing does not involve a transfer of funds out of the affected portion of your Baxter Common Stock Fund. Keep in mind that if you initiate a rebalancing during the blackout period, this will count as your one permitted rebalancing for the month.

Regardless of when you are planning to retire, we encourage you to carefully consider how this blackout period may affect your retirement planning and your overall finances.

The blackout period will begin on May 17, 2016, and end on May 26, 2016 (but may be extended by Baxter beyond this date). During the blackout period, you will be unable to direct or diversify the portion of your account invested in the Baxter Common Stock Fund that you elected to exchange. For this reason, it is very important that you review and consider the appropriateness of your current investments before the blackout period starts. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all of your assets, income, and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings (up and down, over short periods of time) than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

Please note that, whether your account will be affected by the Blackout Period or not, your trading activities will continue to be governed by Baxter’s Securities Trading Policy, including pre-clearance procedures, if applicable. If your transactions in Baxter securities are subject to pre-clearance under the policy or you are otherwise subject to an ongoing blackout under the policy, you must preclear your proposed participation in the Exchange Offer in accordance with the terms of the policy prior to electing to participate in the Exchange Offer.

Federal law generally requires that you be provided with notice of a Blackout Period at least 30 days in advance of the last date on which you could exercise an affected right prior to the Blackout Period in order to consider the effect of the Blackout Period on your retirement and financial plans. Federal law also permits less than 30 days advance notice if circumstances warrant. You are receiving this notice less than 30 days in advance of the beginning of the Blackout Period in order to coincide with the public announcement of the commencement of the Exchange Offer. The commencement of the Exchange Offer was publicly announced on April 21, 2016 and therefore April 21, 2016 is the earliest practicable date that the notice could be provided. Under the terms of the Form 10 registration statement, as amended, filed by Baxalta in 2015, Baxter and Baxalta disclosed that in the future Baxter may, among other things, transfer its remaining equity interest in Baxalta to Baxter’s shareholders as a dividend or in exchange for Baxter stock. This notice is being delivered to you in conjunction with the public announcement of the Exchange Offer. Baxalta and Baxter have only recently been able to determine the Exchange Offer period, and therefore we are only now able to advise you as to the timing of the Blackout Period. If the Exchange Offer period changes and we are required to adjust the dates of the Blackout Period, we will attempt to give you as much advance notice of such rescheduled Blackout Period as possible.

If you have any questions concerning this notice, contact: Voya at 1-877-BAXHR4U (1-877-229-4748) (follow the prompts to Voya). Voya representatives are available Monday through Friday 9:00 am to 6:00 p.m., EDT, excluding stock market holidays. The website address for Voya is https://BaxterIIP.voya.com.

Summary of Material Modifications

THIS DOCUMENT CONSTITUTES PART OF A PLAN PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

This document contains information about the Baxter International Inc. and Subsidiaries Incentive Investment Plan and the Baxter Healthcare of Puerto Rico Savings and Investment Plan (collectively referred to as the “Plans”). This document is also a Summary of Material Modifications (SMM) made in accordance with the Department of Labor Regulations.

•	The Internal Revenue Service has assigned Baxter International Inc. the Employer Identification Number 36-0781620. The Plan number is 023 for the Baxter International Inc. and Subsidiaries Incentive Investment Plan. This SMM amends the summary plan description for the Baxter International Inc. and Subsidiaries Incentive Investment Plan.

•	The Internal Revenue Service (IRS) has assigned Baxter Healthcare of Puerto Rico the Employer Identification Number 66-0678126. The Plan number is 024 for the Baxter Healthcare of Puerto Rico Savings and Investment Plan. This SMM amends the summary plan description for the Baxter Healthcare of Puerto Rico Savings and Investment Plan.

Please note that the terms of the Plans are set forth in the official plan documents and if there are discrepancies between any of the information contained in this SMM and the official plan documents, the official plan documents will control. Please keep this SMM with your summary plan description.

All of the Plans listed above are intended to be a participant-directed plan as described in Section 404(c) of ERISA, which means that fiduciaries of the Plan are ordinarily relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.